UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ARS Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82835W 108

(CUSIP Number)

Robert G. Bell

ARS Pharmaceuticals, Inc.

11682 El Camino Real, Suite 120

San Diego, CA 912130

(858) 771-9307

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82835W 108	13D

1.	Name of Reporting Persons Robert G. Bell
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (see instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,313,965 Shares(1)
	8.	Shared Voting Power 0 Shares
	9.	Sole Dispositive Power 4,313,965 Shares(1)
	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,313,965 Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 4.5%(2)
14.	Type of Reporting Person (see instructions) IN

(1)	Includes (a) 4,213,504 shares held by the Reporting Person, and (b) 100,461 shares issuable to Reporting Person upon exercise of options to purchase common stock within 60 days of August 29, 2023.
(2)

This percentage is calculated based upon 95,568,307 shares of Common Stock, par value $0.0001 per share, outstanding as of August 7, 2023, as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2023 (the “10-Q”) filed on August 10, 2023 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 82835W 108	13D

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock, par value $0.0001 per share (the “Common Stock”) of ARS Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) as filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2022 (the “Original Schedule 13D”). This Amendment is being filed by the Reporting Person to report the sale of Common Stock in privately negotiated transactions on August 29, 2023. Accordingly, the number of securities beneficially owned by the Reporting Person has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 29, 2023, the Reporting Person entered into private negotiated agreements with two third-party purchasers who are affiliated with directors of the Company, pursuant to which the Reporting Person sold an aggregate of 4,250,000 shares of Common Stock to the purchasers for an aggregate sale price of $26,350,000.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Robert G. Bell	4,313,965(2)	4,313,965(2)	0	4,313,965(2)	0	4,313,965(2)	4.5%

(1)

This percentage is calculated based upon 95,568,307 shares of Common Stock, par value $0.0001 per share, outstanding as of August 7, 2023, as reported in the Issuer’s Form 10-Q filed on August 10, 2023 with the SEC.

(2)	Includes 100,461 shares that the Reporting Person has the right to acquire pursuant to options exercisable within 60 days of August 29, 2023.

(c) The information in Item 3 is hereby incorporated by reference in its entirety.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 82835W 108	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 1, 2023
Date

/s/ Robert G. Bell
Signature

Robert G. Bell
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:        Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)